Mr. John Stickel

Attorney-Advisor

Securities and Exchange Commission

Trophy Hunting Unlimited, Inc.

7500 Saddle Mountain Road

Bozeman, MT 59715

August 22, 2011

United States Securities and Exchange Commission

Attn: Mr. John Stickel, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Trophy Hunting Unlimited, Inc.

Form 10

Filed July 8, 2011

File No. 000-54454

 Dear Mr. Stickel:

We are writing in response to your comment letter dated August 3, 2011, regarding the above referenced filing for Trophy Hunting Unlimited, Inc. (the “Company”).  Our responses to your comments follow each of the comments below.

General

1.

Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have cleared all of our comments.

RESPONSE:  The Company acknowledges this comment.

2.

Please revise to refer to yourself consistently as either the “registrant” or the “Company.”

RESPONSE:  The filing has been revised to refer to the “Company” consistently throughout.

3.

Please revise to include information required by Item 601 or Regulation S-K.

RESPONSE:  This revision has been made, and the required information has been provided as exhibits to the filing.

Item 1.  Business, page 1

4.

Revise your business section to disclose the fact that as of the most recent audited period you have generated no revenues or earnings from operations and possess no significant assets or financial resources.  Also disclose the fact that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.

RESPONSE:  This disclosure has been made on page 1 of the filing.

5.

Please explain, in light of the fact that you have no revenue and no significant assets or cash, how you have “unrestricted flexibility” in seeking, analyzing, and participating in potential business opportunities.

RESPONSE:  This language has been removed on page 1 of the filing.

Mr. John Stickel

Attorney-Advisor

Securities and Exchange Commission

Business Development, page 1

6.

It appears that you have no revenue.  Please revise your disclosure to delete the statement that “revenue is present” in this section or advise.

RESPONSE:  This statement has been deleted from the filing.

Item 1A.  Risk Factors, page 5

7.

Please add a risk factor to discuss the current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or reverse merger.

RESPONSE:  This risk factor is included on page 9 of the filing.

8.

Please add risk factors discussing the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting. In this regard, we note that you appear to have no full-time employees, revenue or significant assets.

RESPONSE:  These risk factors have been added beginning on page 9 of the filing.

9.

Please revise to include a risk factor to state that your auditor has expressed substantial doubt about your ability to continue as a going concern.

RESPONSE:  This risk fact has been added on page 9 of the filing.

5.  No opportunity for non-affiliate shareholder evaluation or approval of business combination, page 6

10.

Please revise this risk factor to explain briefly how the form of business combination under Nevada law impacts the availability of dissenter’s rights disapproving the proposed business combination.

RESPONSE:  We have revised this risk factor accordingly.

7.  The time and cost of preparing a private company to become a public reporting company, page 6

11.

To the extent possible, please revise your disclosure to provide estimates of significant registration and compliance costs.

RESPONSE:  This disclosure has been included on page 6 of the filing.

Item 2.  Financial Information, page 9

Management’s Discussion and Analysis or Plan of Operation, page 9

12.

Please revise your disclosure here and in the form of acquisition section to estimate the sum required to consummate your acquisition or reverse merger.

RESPONSE:  This revision and disclosure has been made on page 4 and page 11 of the filing.

13.

Please revise to disclose the amount of cash on hand as of the most recent practicable date or advise.

RESPONSE:  This disclosure has been made on page 11 of the filing.

14.

In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

RESPONSE:  This revision has been made on page 11 of the filing.

Mr. John Stickel

Attorney-Advisor

Securities and Exchange Commission

15.

Please revise your disclosure to provide the basis for your belief that there are “numerous firms seeking even the limited capital, which [you] will have and/or the perceived benefits of becoming a publicly traded corporation” or please delete.  Additionally, please advise as to what limited additional capital you will have and how you obtained such additional capital.

RESPONSE:  We have removed the above referenced language from the filing.

Item 5.  Directors and Executive Officers, page 10

Directors and Executive Partners, page 10

16.

Please revise to remove the term “extensive” to describe Mrs. Arkell’s experience, as we view this as marketing language that is inappropriate for a registration statement.

RESPONSE:  We have removed the term “extensive” as requested.

17.

Please revise your disclosure to include information about your officer and director in the last ten years.  Refer to Items 401(f) of Regulation S-K.

RESPONSE:  This disclosure has been made in the filing.

18.

Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the Company.  Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:  The filing has been revised to include this disclosure.

Item 6.  Executive Compensation, page 11

19.

Please revise to include a Summary Compensation Table.

RESPONSE:  The filing has been revised to include a Summary Compensation Table.

Trading of Securities in Secondary Market, page 13

20.

Please revise this section to clarify that your common stock may never be listed on the NASDAQ or any other stock exchange.  In addition, disclose that there can be no assurance that you will find a market maker and be quoted on the OTC Bulletin Board and that an active market may not develop even if you are listed on the OTC Bulletin Board.

RESPONSE:  The filing has been revised to include this disclosure.

Furthermore, in response to the comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission

Please feel free to contact David Rees via e-mail at drees@vincentrees.com, via telephone at (801) 303-5730 or via facsimile at (801) 355-5005 with any questions or concerns.  Thank you for your assistance with this filing.

Sincerely,

TROPHY HUNTING UNLIMITED, INC.

By: /s/ Debra Arkell

Debra Arkell, Chief Executive Officer